Form 6-K




                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                           Report of Foreign Issuer

                  Pursuant to Rule 13 a - 16 or 15 d - 16 of

                      The Securities Exchange Act of 1934


                       Commission file number 0 - 017444


                                Akzo Nobel N.V.


                (Translation of registrant's name into English)

                76, Velperweg, 6824 BM  Arnhem, the Netherlands

                   (Address of principal executive offices)

                                  SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.



                                Akzo Nobel N.V.






Name     :  F.H. Hensel                   Name     :  J.J.M. Derckx
Title    :  Senior Vice President         Title    :  Director Corporate Control
            Finance



Dated    :  February 11, 2003

REPORT FOR THE 4TH QUARTER AND FOR THE YEAR 2002

KEY FIGURES

--------------------------------------------------------------------------------

4TH QUARTER           Millions of euros (EUR)     FULL YEAR
--------------------  -----------------------     -------------------------
 2002   2001    Ch.%                              2002     2001     Ch. %
-----   ----    ----                              ------   ------   ------
  176    222     (21) Net income *                   892      930     (4)
 0.62   0.78          - per share, in EUR           3.12     3.25
                      Sales
1,000  1,048      (5) - Pharma                     4,008    4,044     (1)
1,277  1,266       1  - Coatings                   5,521    5,591     (1)
1,132  1,099       3  - Chemicals                  4,598    4,604      -
  (26)  (28)          - Other                       (125)    (129)
-----  -----                                      ------   ------
3,383  3,385       -  Total                     14,002   14,110     (1)
=====  =====                                      ======   ======

                      Operating income * (EBIT)
  180    226     (20) - Pharma                       768      831     (8)
   81     66      23  - Coatings                     465      426      9
   79     74       7  - Chemicals                    344      340      1
  (26)   (6)          - Other                        (85)     (26)
-----  -----                                      ------   ------
  314    360     (13) Total                        1,492    1,571     (5)
=====  =====                                      ======   ======
  9.3   10.6          Return on sales *, in %       10.7     11.1
  6.8    6.0          Interest coverage *            7.3      6.1
--------------------------------------------------------------------------------

FOURTH QUARTER - NET INCOME * DOWN 21%
-     Negative impact from currencies and pensions
-     Nonconsolidated companies - earnings declined to nil
-     Pharma under pressure
-     Remeron (R) patent court case U.S. - lost in December
-     Coatings - substantially up
-     Chemicals - good performance
- Restructuring programs extended - affecting 2,000 additional jobs at all three groups
FULL YEAR - NET INCOME * 4% BELOW LAST YEAR; DEBT DOWN EUR 0.8 BILLION
-     Dividend unchanged - EUR 1.20
-     All groups achieved autonomous growth
- Operating income * down EUR 79 million (5%) - EUR 160 million impact from higher pension charges and weaker currencies
-     Pharma - challenging year
-     Coatings - strong performance
-     Chemicals - stable in difficult business conditions
-     Strong cash flow
-     Decline in market value of pension assets - SFAS 87 pension accounting:
            -increased pension charges for 2002 and 2003
            -EUR 1.1 billion after-tax equity charge
OUTLOOK FOR 2003 - NET INCOME * SIGNIFICANTLY BELOW 2002

*     Excluding extraordinary and nonrecurring items.

REPORT FOR THE 4TH QUARTER AND FOR THE YEAR 2002
























(R) indicates trademarks in one or more countries.

The 2002 Annual Report (English version) will be published on February 17, 2003, as PDF file on the Akzo Nobel website (www.akzonobel.com) and in print on February 20, 2003.

The Report for the 1st Quarter of 2003 will be published on April 16, 2003.

NOTE
Unless indicated otherwise, discussions in this report, such as earnings developments, exclude extraordinary and nonrecurring items.

Invested capital, as also used in the calculation of ratios, excludes amounts related to the minimum pension liability.

SAFE HARBOR STATEMENT*
This report contains statements which address such key issues as Akzo Nobel's growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements, including but not limited to the "Outlook for 2003", should be carefully considered and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to price fluctuations, currency fluctuations, developments in raw material and personnel costs, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies.


*     Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

REPORT FOR THE 4TH QUARTER AND FOR THE YEAR 2002

------------------------------------------------------------------------------------------------------------
C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   I N C O M E
4TH QUARTER            Millions of euros (EUR)                                 FULL YEAR
---------------------- ------------------------------------------------------  ----------------------------
  2002     2001   Ch.%                                                             2002      2001    Ch.%
------   ------ ------                                                          -------   -------  ------
 3,383    3,385     -   Sales                                                    14,002    14,110     (1)
(3,069)  (3,025)        Operating costs                                         (12,510)  (12,539)
------   ------                                                                 -------   -------
   314      360   (13)  Operating income * (EBIT)                                 1,492     1,571     (5)
   (46)     (60)        Financing charges                                          (204)     (257)
------   ------                                                                 -------   -------
   268      300         Operating income * less financing charges                 1,288     1,314
   (83)     (95)        Taxes                                                      (399)     (417)
------   ------                                                                 -------   -------
                        Earnings * of consolidated companies,
   185      205   (10)  after taxes                                                 889       897     (1)
     -       20         Earnings * from nonconsolidated companies                    38        69
------   ------                                                                 -------   -------
   185      225         Earnings * before minority interest                         927       966
    (9)      (3)        Minority interest                                           (35)      (36)
------   ------                                                                 -------   -------
                        Net income excluding extraordinary/
   176      222   (21)  nonrecurring items                                          892       930     (4)
                        Extraordinary/nonrecurring items, after
   (74)     (92)        taxes                                                       (74)     (259)
------   ------                                                                 -------   -------
   102      130         Net income                                                  818       671
======   ======                                                                 =======   =======
   9.3     10.6         Return on sales *, in %                                    10.7      11.1
   6.8      6.0         Interest coverage *                                         7.3       6.1
                        Net income excluding extraordinary/
  0.62     0.78         nonrecurring items per share **, in EUR                    3.12      3.25
  0.36     0.45         Net income per share **, in EUR                            2.86      2.35
                        Dividend, in EUR                                           1.20      1.20
   496      520    (5)  EBITDA                                                    2,173     2,245     (3)
   207      272         Capital expenditures                                        689       822
   154      149         Depreciation                                                622       635
                        Number of employees ***                                  67,900    66,300
------------------------------------------------------------------------------------------------------------

*   Excluding nonrecurring items.
** Diluted per share amounts are equal to the basic per share amounts with the exception of 2001 diluted net income per share, which was EUR 2.34.
*** At December 31.

REPORT FOR THE 4TH QUARTER OF 2002


FOURTH-QUARTER NET INCOME * DOWN 21%
Net income excluding extraordinary and nonrecurring items in the fourth quarter declined 21% to EUR 176 million, which is EUR 0.62 per share (2001: EUR 0.78). Earnings of both consolidated and nonconsolidated companies were down. Increased contributions from Coatings and Chemicals and lower financing charges only partially offset lower results for Pharma. Results were also impacted by higher pension charges and the increased weakening of certain key currencies.

Including net nonrecurring losses of EUR 74 million, fourth-quarter net income was EUR 102 million (2001: EUR 130 million).

SALES INCREASE FROM AUTONOMOUS GROWTH AND ACQUISITIONS OFFSET BY NEGATIVE CURRENCY IMPACT
Fourth-quarter sales of EUR 3.4 billion were unchanged from the previous year. Autonomous growth was 5%, with 4% volume growth and 1% higher selling prices, while the net effect of acquisitions and divestments was an increase of 1%. This was offset by a negative currency translation effect of 6%, which mainly related to the weakening of the U.S. dollar, the Brazilian real, and various Asian currencies. Sales development was as follows:

-------------------------------------------------------------------------------
                             Currency
%           Volume    Price  translation   Acquisitions   Divestments    Total
----------  -------  ------  ------------  -------------  -----------  --------
    Pharma        1       2           (7)                        (1)       (5)
  Coatings        4       1           (6)             4          (2)        1
 Chemicals        5       1           (5)             4          (2)        3

Akzo Nobel        4       1           (6)             3          (2)        -
-------------------------------------------------------------------------------


OPERATING INCOME * DOWN 13%
At EUR 314 million, operating income for the fourth quarter was down 13%. Earnings were affected by a negative currency translation effect of some EUR 35 million, while quarterly pension charges were EUR 20 million higher. Earnings of Coatings and Chemicals were up 23% and 7%, respectively, while Pharma's results decreased 20%. Return on sales was 9.3%, compared with 10.6% in 2001.

Slowing growth is reflected in Pharma's performance. Earnings were strongly affected by weaker key currencies, generic competition for oral contraceptives in the United States, and weaker business conditions for Intervet. At the same time, Pharma increased R&D expenses by EUR 17 million, to secure future growth. In December, the Company lost the Remeron (R) patent court case in the United States, which allows generic competitors to enter the U.S. market. The EU patent is secure until 2004.





* Excluding extraordinary and nonrecurring items.

REPORT FOR THE 4TH QUARTER OF 2002


Coatings achieved a distinctly improved performance. Operating income grew 23%, mainly attributable to higher margins and cost savings. Most business units did better. The industrial activities in Europe remained under pressure from the weak business climate.

Chemicals' operating income rose 7%, due to autonomous growth, improved margins, and benefits from the restructuring programs. Especially Functional Chemicals and Catalysts achieved higher earnings. Surface Chemistry and Pulp & Paper Chemicals remained under pressure from weak market conditions.

Financing charges decreased substantially, as a result of reduced net borrowings, lower short-term interest rates, and the weaker U.S. dollar. Interest coverage was 6.8 (2001: 6.0).

At 31%, the income tax charge was somewhat lower than in 2001, principally caused by the changed geographic distribution of the Company's results.

Earnings from nonconsolidated companies declined from EUR 20 million to nil, mainly due to deteriorating results of Acordis.

REPORT FOR THE YEAR 2002


2002 - NET INCOME * 4% BELOW PREVIOUS YEAR; DEBT DOWN EUR 0.8 BILLION
The Company's results lagged only slightly behind the previous year. Net income excluding extraordinary and nonrecurring items of EUR 892 million was 4% below 2001. Earnings per share * were EUR 3.12 (2001: EUR 3.25).

After a relatively strong first quarter, the economy slipped back in most of our relevant markets, with the euro increasingly strengthening relative to our key currencies, resulting in a negative translation effect on operating income of some EUR 80 million. In addition, the Company had to absorb a EUR 80 million increase in pension costs for 2002, due to the poor investment results of Akzo Nobel's pension funds in 2001, caused by the decline on the stock markets. All in all, earnings of consolidated companies were almost on a par with the previous year. Coatings and Chemicals operations clearly did better than in 2001, while financing charges were substantially lower. This almost fully compensated for the lower earnings for Pharma, which had a challenging year. Earnings from nonconsolidated companies declined substantially.

Taking into account net nonrecurring losses of EUR 74 million, net income amounted to EUR 818 million (2001: EUR 671 million). Net income per share was EUR 2.86 and EUR 2.35, respectively.

UNCHANGED DIVIDEND OF EUR 1.20
A dividend of EUR 1.20 per common share will be proposed at the General Meeting of Shareholders of April 17, 2003. In November 2002, an interim dividend of EUR
0.30 was declared and paid. Adoption of this proposal will result in a dividend payment of EUR 343 million, a payout ratio of 38% relative to net income *.

FOCUS ON COSTS AND CASH
In order to secure earnings, the Company decided upon additional cost-saving programs. These programs, which were initiated in 2001, entailed a reduction of 3,500 jobs. In the meantime these programs were accelerated and extended, so that the Company now has additional plans that will result in a workforce reduction of 2,000.

So far a workforce reduction of 2,200 has been realized, resulting in cost savings of EUR 65 million in 2002.

During 2002, the Company enforced a strict cash discipline on all operations. Capital expenditures were cut to offset the negative influence of additional cash payments into pension funds and to adjust to changed expectations for market growth. We also reduced our working capital and kept expenditures for acquisitions and proceeds from divestments more or less in balance.

In 2002, the Company achieved a reduction of net borrowings by EUR 0.8 billion.


*     Excluding extraordinary and nonrecurring items.

REPORT FOR THE YEAR 2002


PENSION COSTS AND PREMIUMS - PRESSURE FROM STOCK MARKET DEVELOPMENTS
Akzo Nobel accounts for pensions in accordance with U.S. accounting standard SFAS 87. Under this standard, obligations and costs are calculated on the basis of projected future pension entitlements (which includes long-term estimates for future cost of living adjustments and salary increases during the employee's career), while pension plan assets are valued at market value. The standard also provides an equalization mechanism for swings in obligations and related investments. In case of underfunding, under certain conditions provisions for additional minimum pension liabilities have to be recognized as a direct charge against shareholders' equity.

PENSION CHARGES
The poor performance of the stock markets in 2001 had a negative influence on the investment results of Akzo Nobel's pension funds. In accordance with the rules of SFAS 87, this resulted in an increase in 2002 non-cash pension charges of EUR 80 million, affecting all groups.

During 2002, stock markets came down further. In accordance with SFAS 87, this did not lead to additional charges in the statement of income in 2002. However, pension charges for 2003 will further increase by EUR 130 million, compared to 2002.

In the first weeks of 2003 stock markets declined further. In accordance with SFAS 87, this will not lead to additional charges in the statement of income in 2003.

MINIMUM PENSION LIABILITY
As explained above, a decline of the funding position does not affect the statement of income in the year itself. However, SFAS 87 stipulates that if pension liabilities based on present entitlements of the employees exceed the value of the pension fund assets, additional pension provisions are to be recognized as a direct charge (after taxes) against shareholders' equity. For 2002, this charge for the Company amounted to EUR 1.1 billion after taxes. This charge does not have an effect on cash or earnings.

PENSION PREMIUMS PAID
Pension premiums to be paid by the Company are based on local regulations and arrangements with Akzo Nobel's pension funds. In the fourth quarter of 2002, the Company paid additional premiums of EUR 100 million. Cash saving programs were implemented to cover this additional funds outflow.

REPORT FOR THE YEAR 2002



ALL GROUPS ACHIEVED AUTONOMOUS GROWTH - INCREASINGLY NEGATIVE IMPACT FROM CURRENCIES
Sales in 2002 aggregated EUR 14.0 billion, 1% down on the previous year. Autonomous growth was 3%, with 2% stemming from volume growth and 1% from higher selling prices. All groups achieved autonomous growth. Sales development was as follows:

-------------------------------------------------------------------------------
                             Currency
%           Volume    Price  translation   Acquisitions   Divestments    Total
----------  -------  ------  ------------  -------------  -----------  --------
    Pharma       4        2           (4)             1           (4)      (1)
  Coatings       1        2           (3)             2           (3)      (1)
 Chemicals       2        -           (3)             2           (1)       -

Akzo Nobel       2        1           (3)             2           (3)      (1)
-------------------------------------------------------------------------------


The negative currency translation impact predominantly related to the weakening of the U.S. dollar, the Brazilian real, and various Asian currencies.

Acquisitions mainly concerned Ferro's powder coatings business and Crompton's Industrial Specialties, while divestments mainly related to the Diagnostics activities and Printing Inks.

R&D expenses were EUR 912 million, up EUR 65 million (8%), primarily reflecting Pharma's continuously expanding research activities. Pharma's R&D expenses as a percentage of sales were increased to 15% (2001: 13%). In 2002, Organon spent 18% of its sales on research (2001: 15%). For Coatings and Chemicals this ratio remained unchanged at 3%.

Operating income ended 5% below the previous year. Coatings and Chemicals clearly did better than in 2001, aided by cost savings of EUR 65 million realized during 2002. This earnings increase was more than offset by EUR 80 million higher pension costs, negative currency translation effects of also EUR 80 million, and lower Pharma earnings. Return on sales was 10.7%, compared with 11.1% in 2001.

Operating income disclosed as "Other" was lower due to higher pension charges for retirees of divested operations, additions to several corporate provisions, some currency losses, and some other incidental charges.

Financing charges decreased from EUR 257 million in 2001 to EUR 204 million in 2002. This was the result of a substantial reduction of net borrowings and lower short-term interest rates. Furthermore, due to the weaker U.S. dollar, interest denominated in this currency translated into lower financing charges. Interest coverage improved from 6.1 to 7.3. EBITDA coverage was 10.7 (2001:
8.7).

The income tax charge for 2002 amounted to 31%, compared with 32% in 2001, reflecting changes in the geographic distribution of the Company's results.

Earnings from nonconsolidated companies decreased from EUR 69 million to EUR 38 million. Particularly, earnings for Acordis, Flexsys, and Methanor were lower.

REPORT FOR THE YEAR 2002



EVA * - FOCUS ON CAPITAL PRODUCTIVITY
Throughout the Company EVA is the tool employed to measure and guide value creation. By means of this tool operational managers are increasingly focused on capital productivity.
EVA developed as follows:

-------------------------------------------------

Millions of euros      2002     2001**    Change
-----------------   -------  -------     -------
Pharma                  350      370        (20)
Coatings                122       83         39
Chemicals                 3        5         (2)
Others                    7       19        (12)
                    -------  -------     -------
Akzo Nobel              482      477          5
-------------------------------------------------


The development of the operational results for each of the groups and for the Company is generally reflected in EVA, taking into account that nonrecurring items are equalized over a number of years *.

Until now the Company has applied an after-tax weighted average cost of capital
(WACC) of 9%. Despite this relatively high hurdle, value creation at all three groups was positive. From 2003, onwards the Company will apply a WACC of 8%, due to the decreased financing costs.

OUTLOOK FOR 2003 - NET INCOME *** SIGNIFICANTLY LOWER
The business climate for 2003 is highly uncertain. Currencies will probably be negative for us, especially during the first six months of 2003, and pension charges will again go up. Furthermore, the Company will be confronted with generic competition for Remeron (R).

We will continue to focus company-wide on three critical priorities: Customers, Costs, and Cash. We will use our imagination to serve our customers better than our competitors. Cost-cutting opportunities will be vigorously pursued; where needed, additional restructuring programs will be implemented. We will also continue our debt reduction program through strict cash discipline. Capital expenditures will be restricted to the order of magnitude of 2002. On top of that, we will continue to screen our activities and upgrade our portfolio based on value creation.

Nevertheless, at present we have to assume that net income for 2003, excluding extraordinary and nonrecurring items, will be significantly below the level of 2002.



* EVA is calculated by deducting a capital charge representing the cost of capital calculated on the basis of an average return investors expect, from net operating profit after taxes (NOPAT). The elements of the EVA calculation cannot be derived directly from the data given in the Financial Statements, as it takes into account certain adjustments such as equalization of nonrecurring items over a number of years instead of a one-time charge, and special treatment of strategic investments and acquisitions.
**    Restated for changed treatment of pension costs.
***   Excluding extraordinary and nonrecurring items.

REPORT FOR THE YEAR 2002


PHARMA - A CHALLENGING YEAR

------------------------------------------------------------------------------------
4TH QUARTER           Millions of euros                    FULL YEAR
--------------------  -----------------------              -------------------------
 2002   2001    Ch.%                                        2002    2001     Ch.%
-----  -----    ----                                       ------   ------   -------
                      Sales
  651    669          Organon                               2,593    2,504
  264    283          Intervet                              1,081    1,096
  132    137          Diosynth                                529      488
  (47)   (41)         Intragroup sales/other                 (195)    (187)
-----  -----                                               ------   ------
1,000  1,048     (5)  Total continued operations            4,008    3,901       3
                      Diagnostics                                      143
-----  -----                                               ------   ------
1,000  1,048     (5)  Total                                 4,008    4,044      (1)

  154    137     12   R&D expenses                            600      535      12
  180    226    (20)  Operating income * (EBIT)               768      831      (8)
 18.0   21.6          Return on sales *, in %                19.2     20.5
  232    265    (12)  EBITDA                                  948      995      (5)
   70    110          Capital expenditures                    297      317
                      Invested capital **                   2,475    2,558
                      Return on invested capital, in %       30.5     33.7
                      Capital turnover                       1.59     1.64
                      Number of employees **               21,800   21,100
-----------------------------------------------------------------------------------

*     Excluding nonrecurring items.
**    At December 31.

-     Autonomous growth 6% - negative currency impact 4%
-     Growth slowing down throughout the year
-     Cost-cutting programs extended; now affecting 800 jobs
-     Organon
            - Remeron (R) patent case U.S. - lost in December
            - NuvaRing (R) and Arixtra (R) - slow take-off
            - delay in FDA approval Variza (TM) (gepirone ER)
            - accelerated R&D spending; up EUR 65 million (12%)
            - headquarters moved to U.S.
-     Intervet - under pressure
-     Diosynth - strong performance
-     Divestment Rosemont U.K.

REPORT FOR THE YEAR 2002


During 2002, competition from companies that produce generic drugs became much more aggressive both in the courts and in the marketplace. In December, the Company lost the Remeron (R) patent case in the United States. The hurdles to obtain new product licenses increased in Europe, the United States, and Japan. The economic situation in Latin America and elsewhere contributed to the turbulent and complex business situation. The weaker U.S. dollar and other key currencies had a growing impact on Pharma's earnings as compared to 2001. We remain confident of our capabilities and business plans. In 2002, the Company significantly increased R&D spending from 13% to 15% of sales and invested in the launch of two new products, the antithrombotic Arixtra (R) and the contraceptive ring NuvaRing (R). At the same time, cost savings are actively pursued to protect margins. This includes a planned global workforce reduction of 800, of which 300 were already announced. Details for the remaining 500 will be announced shortly.

Due to these adverse conditions, autonomous sales growth, which for the full year ended at 6%, gradually decreased over the year. The negative currency translation impact was 4%, increasing substantially toward the end of the year. Divestments and acquisitions caused a net negative effect of 3%, mainly relating to Diagnostics. Also taking into account higher pension costs, Pharma's operating income decreased 8% to EUR 768 million, which translates into a return on sales of 19.2% (2001: 20.5%).

The human healthcare activities (Organon) achieved autonomous growth of 8%, while weaker key currencies had a negative impact of 4% on sales. Sales development for the main products was as follows:

--------------------------------------------------------------------------------
4TH QUARTER 2002  Ch. % 2001  Millions of euros or %  Full year 2002  Ch. % 2001
---------------- -----------  ---------------------- ---------------  ----------
             181         -    Remeron (R)                        717         14
             127        (9)   Contraceptives                     521         (4)
              91         3    Puregon (R)                        356          8
              52         -    Livial (R)                         208         12
               2              Arixtra (R)                          4
--------------------------------------------------------------------------------

Remeron (R) sales were up 14%. However, generic competition is likely to depress sales of the product in the United States (2002 U.S. sales: EUR 455 million). The EU patent is secure until 2004. In the United States, additional data requests by the FDA regarding the antidepressant Variza (TM) (gepirone ER) delayed its registration. In light of the current uncertainties in the HRT area, a delay of the FDA filing of Xyvion (TM) into 2006 is to be expected. Oral contraceptives were affected by generic competition in the United States. NuvaRing (R) was launched in the United States and Europe with 2002 sales of EUR 6 million. The process of hospital formulary approval for the introduction of the pentasaccharide antithrombotic Arixtra (R) in the United States is time consuming.

Earnings of the animal healthcare activities were under pressure from soft market conditions, particularly in Latin America, which is an important market for cattle and poultry production, and the weak key currencies. Some inventory write-offs also adversely impacted operating income.

Diosynth achieved a strong performance with healthy sales and earnings growth. Diosynth continues to attract major pharmaceutical companies as well as biotech start-ups as customers for its process development and active pharmaceutical ingredients production businesses.

REPORT FOR THE YEAR 2002


COATINGS - STRONG PERFORMANCE

------------------------------------------------------------------------------------
4TH QUARTER           Millions of euros                  FULL YEAR
--------------------  -----------------------            -------------------------
 2002   2001    Ch.%                                       2002    2001     Ch.%
-----  -----    ----                                      ------   ------   ------
                      Sales
  396    386          Decorative Coatings                  1,915    1,875
  427    402          Industrial activities                1,718    1,667
  190    177          Marine & Protective Coatings           759      729
  172    170          Car Refinishes                         713      708
  125    128          Industrial Products                    532      533
  (33)   (26)         Intragroup sales/other                (116)    (103)
-----   -----                                               -----    -----
1,277  1,237       3  Total continued operations           5,521    5,409       2
          29          Divested operations                             182
-----   -----                                               -----    -----
1,277  1,266       1  Total                                5,521    5,591      (1)

   81     66      23  Operating income * (EBIT)              465      426       9
  6.3    5.2          Return on sales *, in %                8.4      7.6
  119    104      14  EBITDA                                 623      588       6
   57     54          Capital expenditures                   131      181
                      Invested capital **                  2,264    2,395
                      Return on invested capital, in %      20.0     18.1
                      Capital turnover                      2.37     2.37
                      Number of employees **              29,800   28,900

------------------------------------------------------------------------------------

*     Excluding nonrecurring items.
**    At December 31.

-     Autonomous growth 3% - negative currency impact 3%
-     Restructurings - extended and accelerated
-     Continuous strengthening of portfolio
-     Significant working capital reduction
-     Decorative Coatings - benefiting from cost savings
-     Industrial activities - improving despite weak business climate
-     Marine & Protective - excellent performance

REPORT FOR THE YEAR 2002


Despite difficult economic circumstances and increased pension costs in 2002, Coatings achieved a quantum leap in performance through tight cost control on all fronts and tight capital management, while some of the effects of the far-reaching restructuring programs initiated in 2001 and extended during 2002 materialized. The implementation of these restructuring programs is on schedule. So far the workforce has been reduced by 1,400 employees, relative to the increased target of 2,500. This resulted in cost savings of EUR 25 million for 2002.

Sales of EUR 5.5 billion were basically flat, compared to 2001. Autonomous growth of 3% was offset by a negative currency translation effect of also 3%.

Coatings' operating income of EUR 465 million was up 9% from 2001. Return on sales increased to 8.4%, against 7.6% in 2001. Return on investment met the 20% threshold in 2002, compared to 18.1% in 2001. Invested capital was 5% lower due to tighter working capital management and lower capital expenditures.

Earnings of Decorative Coatings were significantly up, mainly attributable to cost savings and higher margins. The business in Turkey did better, but remains vulnerable. Earnings of the industrial activities improved, although in general the business climate remains weak, especially in Europe. Marine & Protective Coatings turned in an excellent performance, particularly in Asia. Car Refinishes achieved a stable performance in the face of deteriorating market conditions.

In 2002, we continued our selective bolt-on acquisition strategy. By acquiring the Ferro Powder Coatings activities in the Americas, the Company was able to resolve a major strategic gap. Moreover, it fortified its global leadership position in powder coatings with the Ferro businesses in Korea and China, the formation of a 50% joint venture in Mexico, and the expansion of the powder coatings activities in Italy. Further bolt-on acquisitions concerned the Awlgrip (R) marine and aerospace coatings businesses, the high performance specialty paint businesses of Plascon, United Kingdom, car paints distributors in France and Finland, several decorative paint distributors in Germany, Switzerland, and the Benelux, and the increase of our shareholding in the Greek decorative coatings joint venture Vivechrom to 76%. Coatings also strengthened its position in the Korean marine coatings market by acquiring the Chilseo manufacturing site and at the same time increasing our shareholding in the marine coatings joint venture IPK to 60%.

REPORT FOR THE YEAR 2002


CHEMICALS - STABLE IN DIFFICULT BUSINESS CONDITIONS

------------------------------------------------------------------------------------
4TH QUARTER           Millions of euros                    FULL YEAR
--------------------  -----------------------              -------------------------
 2002   2001    Ch.%                                       2002    2001     Ch.%
-----  -----    ----                                       ------  ------   ------
                      Sales
  242    257          Pulp & Paper Chemicals                 969    1,020
  187    177          Functional Chemicals                   769      785
  185    156          Surface Chemistry                      752      715
  134    139          Polymer Chemicals                      560      584
  127     87          Base Chemicals                         464      357
   99     95          Resins                                 414      419
   87     87          Catalysts                              375      367
   72     73          Salt                                   269      261
   33     50          Plastics and Processing Additives      161      211
   39     41          Energy                                 158      165
  (73)   (63)         Intragroup sales/other                (293)    (280)
-----  -----                                               ------  ------
1,132  1,099       3  Total                                4,598    4,604    -
   79     74       7  Operating income * (EBIT)              344      340    1
  7.0    6.7          Return on sales *, in %                7.5      7.4
  162    154       5  EBITDA                                 672      676   (1)
   75    102          Capital expenditures                   248      310
                      Invested capital **                  2,850    3,132
                      Return on invested capital, in %      11.5     11.0
                      Capital turnover                      1.54     1.49
                      Number of employees **              15,100   15,100
------------------------------------------------------------------------------------

*     Excluding nonrecurring items.
**    At December 31.

-     Autonomous growth 2% - negative currency impact 3%
-     Restructurings - extended
-     Selective acquisitions - further portfolio improvement
-     Significant cash flow generator
            - working capital reduction
            - limited capital expenditure
-     Catalysts - great year
-     Salt and Base Chemicals - solid performance
-     Pulp & Paper, Surface, Polymer Chemicals
            - fierce competition
            - continued restructuring
- Agreement reached with Dutch government to cease regular chlorine transportation in the Netherlands

REPORT FOR THE YEAR 2002


In the course of 2002 the chemical industry in general saw hardly any performance improvement compared to a very difficult 2001. Especially, the polymer industry and the pulp and paper industry, two of our major customer segments, faced volume and/or fierce price competition, which negatively impacted performance. Restructuring programs, already initiated in 2001, resulted in cost savings of EUR 40 million and thereby to a certain extent compensated for lower volumes or margins. During 2002 these programs were accelerated and extended and now aim at a workforce reduction of 2,200 jobs, of which 700 have been realized so far. In addition, weakening of certain key currencies exerted a negative impact on earnings.

Overall, Chemicals' sales of EUR 4.6 billion were flat compared to 2001. Autonomous growth was 2%, while currency translation had a negative impact of 3%. Operating income increased slightly to EUR 344 million, which is 7.5% of sales (2001: 7.4%). Benefits from the restructuring programs and lower raw material prices were offset by the impact of the weak economic conditions, lower exchange rates for key currencies, and higher pension costs. Return on investment improved as a result of Chemicals' tight capital management through control over working capital and lower capital expenditures.

Catalysts turned in a substantially improved performance, reaping benefits from cost savings and an improved product portfolio. Functional Chemicals benefited from lower raw material prices. Base Chemicals and Salt also did better. At Pulp & Paper Chemicals, results remained under pressure, mainly in the United States. Polymer Chemicals and Surface Chemistry also suffered from weak market conditions.

In 2002, Chemicals made some selective acquisitions. Crompton's Industrial Specialties boosted the Company's North American position and improved its presence in Asia. Mochem, a small start-up company, was acquired to strengthen the High Purity Metal Organics business. Base Chemicals became full owner of ECI Elektro-Chemie GmbH by acquiring TUI's 50% share. Further portfolio changes included the divestment of the lead stabilizer business and our carbon disulfide plant in Indonesia.

Capital expenditures are mainly focused on growth products and regions. A new silica sol plant started up in Wisconsin to support our growing retention agent business for the American paper industry. A new Kromasil (R) plant came into operation in Sweden to reinforce this nicely developing business of separation chemicals for pharmaceuticals. The first large-scale monochloroacetic acid plant in China was inaugurated in June. Our Cellulosic Specialties expanded production in the Netherlands and Italy and a new type of methyl-based Bermocoll (R) thickener was introduced to the market. Decisions were made during the year to invest in a Resins plant in China to support the fast growing market for coatings. In addition, we decided to expand Ethylene Amines capacity in Sweden. To satisfy growing demand from pipeline customers in Rotterdam, we are currently increasing chlorine capacity.

An agreement was reached with the Dutch government to cease regular chlorine transportation in the Netherlands as of January 1, 2006. As a consequence chlorine capacity in Rotterdam will be further expanded and chlorine and monochloroacetic acid activities in Hengelo will be transferred to Delfzijl.

REPORT FOR THE YEAR 2002


NONRECURRING ITEMS
In 2002, the Company recognized the following nonrecurring items:

---------------------------------------------------

Millions of euros
-------------------------------------------- ------
    Restructuring and impairment charges at:
                                    - Pharma  (111)
                                  - Coatings   (26)
                                 - Chemicals   (99)
                                             ------
                                              (236)
                         Gain on divestments    91
               Pension premium refund Sweden    15
                                             ------
                    Gross nonrecurring items  (130)
                                       Taxes    64
                                             ------

   Nonrecurring items consolidated companies   (66)
Nonrecurring items nonconsolidated companies    (8)
                                             ------
                      Net nonrecurring items   (74)
---------------------------------------------------


The nonrecurring restructuring and impairment charges mainly relate to the Company's extended restructuring plans at all three groups, which affect 1,500 additional jobs worldwide. No charge has been recognized for the additional global cost-saving plans at Pharma, as the details have not yet been announced.

The restructuring and impairment charges consist of provisions for severance payments and other restructuring costs as well as asset write-downs.

Pharma's nonrecurring items include a write-down of EUR 67 million for the gepirone ER (Variza (TM)) knowhow intangible asset. In view of the developments in 2002, the chances of success have been reviewed. Although the Company has good hopes for the future of this product, it still decided for prudence reasons to write down this intangible asset.

The nonrecurring gain on divestments concerns the divestment of Rosemont Pharmaceuticals Ltd in the United Kingdom and several other smaller divestments.

The nonrecurring items at nonconsolidated companies principally relate to charges for Acordis.

REPORT FOR THE YEAR 2002


WORKFORCE - REDUCTION PROGRAMS EXTENDED TO 5,500
The number of employees developed as follows:

---------------------------------------------------------------------------
           December 31,  Acquisitions/  Restructuring     Net  December 31,
                   2002    divestments       lay-offs  hiring          2001
--------- -------------  -------------  -------------  ------  ------------
    Pharma       21,800          (100)          (100)     900        21,100
  Coatings       29,800         1,100         (1,200)   1,000        28,900
 Chemicals       15,100           600           (700)     100        15,100
    Others        1,200                                     -         1,200
           -------------  -------------  -------------  ------  -----------
Akzo Nobel       67,900         1,600         (2,000)   2,000        66,300

---------------------------------------------------------------------------


The workforce expansion from acquisitions mainly related to Ferro's powder coatings activities, the German decorative coatings distributor Wuemeg, Crompton's Industrial Specialties, and ECI Elektro-Chemie.

In 2001, Coatings and Chemicals initiated restructuring programs for a workforce reduction of 3,500. In 2002, additional programs in all three groups were announced for a further reduction of 1,500. On top of that, the Company has plans for a further global work force reduction at Pharma of 500, for which details will be announced shortly. So in total the Company has workforce reduction plans of 5,500, with the following reduction plans per group:

--------------------------------------------------
            Programs  Additions    Total  Realized
                2001  2002/2003  program    so far
----------  --------  ---------  -------  --------
    Pharma                  800      800       100
  Coatings     2,000        500    2,500     1,400
 Chemicals     1,500        700    2,200       700
            --------  ---------  -------  --------
Akzo Nobel     3,500      2,000    5,500     2,200
--------------------------------------------------


The Company expanded its workforce in those activities and regions where it is growing, like in Asia.

REPORT FOR THE YEAR 2002


-------------------------------------------------------------------------------------------------
C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   C A S H   F L O W S
Millions of euros                                                   2002          2001
----------------------------------------------------------------  --------------  ---------------

                                Earnings before minority interest    853             702
                                    Depreciation and amortization    681             674
                                                                  ------          ------
                                                        Cash flow  1,534           1,376

                                              Gain on divestments    (94)           (114)
                                                      Write-downs    110             172
                  Changes in provisions, deferred tax assets, and
                                    accrued prepaid pension costs   (172)            166
                        Retained income nonconsolidated companies     42             (18)
                                       Changes in working capital    117            (141)
                                                      Other items     11              (4)
                                                                  ------           ------
                                  Net cash provided by operations          1,548           1,437

                                             Capital expenditures   (689)           (822)
                               Expenditures for intangible assets    (19)            (59)
                                                     Acquisitions   (257)           (314)
                                        Proceeds from divestments    208             376
                       Redemption loans nonconsolidated companies      5              92
                                                    Other changes    (27)            (19)
                                                                  ------           ------
                           Net cash used for investing activities           (779)           (746)
                                                   Dividends paid           (363)           (376)
                                                                           ------          ------
                                                    Funds balance            406             315
                           Net cash used for financing activities           (292)           (272)
                      Effect of exchange rate changes on cash and
                                                 cash equivalents            (49)             (4)
                                                                           ------          ------
                              Change in cash and cash equivalents             65              39
                                                                           ======          ======
-------------------------------------------------------------------------------------------------

REPORT FOR THE YEAR 2002


OPERATIONAL CASH FLOW - FURTHER IMPROVED
Cash flow from operations rose from EUR 1.4 billion to EUR 1.5 billion in 2002. The inflow from higher earnings and better control over working capital was partially offset by additional pension premiums paid in the amount of EUR 100 million and higher payments from provisions, partly due to the execution of the Company's restructuring programs.

The funds balance increased from EUR 0.3 billion to EUR 0.4 billion.

INVESTMENTS AND ACQUISITIONS IN LINE WITH PRIORITIES
The investments and acquisitions were made in line with the Company's priorities. Pharma's investments were nearly twice the depreciation level and focused on providing the high-quality conditions required for further growth. Coatings and Chemicals reduced their investments to well below depreciation. Investments were targeted at priority businesses and regions, particularly China and Central and Eastern Europe. In these areas, growth continued at a high rate and we opened several new factories to participate in this development.

During 2002, the Company made various selective bolt-on acquisitions and several divestments to further upgrade its portfolio. Acquisition expenditures mainly concerned Ferro's powder coatings activities, Awlgrip (R) marine and aerospace coatings business, and Crompton's Industrial Specialties. Proceeds from divestments principally related to the sale of Rosemont Pharmaceuticals Ltd. and Printing Inks.

EUR 1 BILLION PUBLIC BOND SUCCESSFULLY PLACED
Net cash used for financing activities was principally the net effect of the placement of the EUR 1 billion public bond in May 2002 and the redemption of short-term borrowings. Of this bond, EUR 500 million was swapped into USD 445 million with floating LIBOR-related interest.

During the year, the Company continued to use the money market, including the Euro and U.S. commercial paper markets for short-term funding requirements.

REPORT FOR THE YEAR 2002


------------------------------------------------------------------------------------
C O N D E N S E D   C O N S O L I D A T E D   B A L A N C E   S H E E T
Millions of euros                             December 31, 2002  December 31, 2001 *
--------------------------------------------  -----------------  -------------------

                         Intangible assets *               629                  508
               Property, plant and equipment             4,402                4,568
                         Deferred tax assets               405                  419
Deferred tax asset minimum pension liability               503                   26
           Other financial noncurrent assets             1,309                1,450

                                 Inventories             2,206                2,270
                                 Receivables             2,815                3,229
                   Cash and cash equivalents               520                  455
                                              -----------------  -------------------
                                       Total            12,789               12,925
                                              =================  ===================

                        Capital and reserves             3,216                2,918
                   Minimum pension liability            (1,118)                 (40)
                                              -----------------  -------------------

        Akzo Nobel N.V. shareholders' equity             2,098                2,878
                           Minority interest               137                  138
                                              -----------------  -------------------
                                      Equity             2,235                3,016

                                  Provisions             2,574                2,867
                   Minimum pension liability             1,794                   93
                        Long-term borrowings             2,797                2,235
                       Short-term borrowings               979                2,267
                         Current liabilities             2,410                2,447
                                              -----------------  -------------------
                                       Total            12,789               12,925
                                              =================  ===================

                                     Gearing              1.46                 1.34

                     Return on investment, %              16.5                 16.8
                            Capital turnover              1.55                 1.51

      Shareholders' equity per share, in EUR              7.34                10.07
   Number of shares outstanding, in millions             285.7                285.9
------------------------------------------------------------------------------------

* Intangible assets include capitalized prior service costs related to the minimum pension liability of EUR 173 million at December 31, 2002, and of EUR 27 million at December 31, 2001.

REPORT FOR THE YEAR 2002


-----------------------------------------------------------------------------------
C H A N G E S   I N   E Q U I T Y
                                  Capital   Minimum    Share-
                                  and       pension    holders'  Minority
Millions of euros                 reserves  liability  equity    interest  Equity
--------------------------------  --------  ---------  --------  --------  --------

Situation at December 31, 2001 *     2,918        (40)    2,878       138     3,016
                          Income       818                  818        35       853
                       Dividends      (343)                (343)      (20)     (363)
       Changes in exchange rates      (175)                (175)      (13)     (188)
             Issue of new shares         4                    4                   4
    Net cost of purchased shares        (6)                  (6)                 (6)
       Change related to minimum
               pension liability               (1,078)   (1,078)             (1,078)
    Changes in minority interest
                 in subsidiaries                                      (3)        (3)
                                  --------  ---------  --------  --------  --------
  Situation at December 31, 2002     3,216     (1,118)    2,098       137     2,235
                                  ========  =========  ========  ========  ========
-----------------------------------------------------------------------------------

* Due to a change in accounting principles the Company no longer recognizes the proposed final dividend as a liability under current liabilities until it has been approved by the General Meeting of Shareholders. The December 31, 2001 balance sheet has been restated accordingly.


NET BORROWINGS - DOWN EUR 0.8 BILLION
Invested capital at December 31, 2002, amounted to EUR 8.7 billion, compared with EUR 9.4 billion at year-end 2001. Due to currency translation invested capital went down EUR 0.7 billion. As a result of the Company's focus on cash, working capital was EUR 0.1 billion lower, while capital expenditures virtually equaled depreciation and amortization. Acquisitions added EUR 0.3 billion, while divestments and writedowns each resulted in a decrease of EUR 0.1 billion.

As a consequence of our debt reduction programs, net interest-bearing borrowings were down EUR 0.8 billion on year-end 2001.

Capital and reserves increased EUR 0.3 billion due to 2002 income, partially offset by dividends paid and negative currency translation effects. Taking into account the EUR 1.1 billion after-tax minimum pension liability charge, shareholders' equity went down EUR 0.8 billion.


Arnhem, February 10, 2003                       The Board of Management

REPORT FOR THE YEAR 2002


AUDITORS' REPORT

We have audited the full-year condensed consolidated statement of income, the condensed consolidated statement of cash flows, the condensed consolidated balance sheet as well as the statement of changes in equity, which have been derived from the 2002 financial statements of Akzo Nobel N.V. as audited by us. We issued an unqualified auditors' report on these financial statements on February 10, 2003.

The statements and balance sheet referred to before are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements and balance sheet based on our audit.

In our opinion, these statements and balance sheet are consistent in all material respects with the financial statements from which they have been derived.

For a better understanding of the financial position and results of the Company and the scope of our audit, these statements and balance sheet should be read in conjunction with the complete financial statements from which they have been derived and the auditors' report we issued thereon.


Arnhem, February 10, 2003                               KPMG Accountants N.V.

REPORT FOR THE YEAR 2002


ADDITIONAL INFORMATION                         Akzo Nobel N.V.
The explanatory sheets used by the CEO         Velperweg 76
during the press conference can be             P.O. Box 9300
viewed on Akzo Nobel's Internet site at:       6800 SB Arnhem
www.akzonobel.com/news/presentations.asp       The Netherlands
                                               Tel.     + 31 26 366 4433

                                               Fax      + 31 26 366 3250
                                               E-mail   ACC@akzonobel.com
                                               Internet www.akzonobel.com